CHARTER

OF

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

ARTICLE I

The name of the Corporation shall be "Sun Life Insurance and Annuity Company of New York."

ARTICLE II

The principal office of the Corporation shall be located in the City, County and State of New York.

ARTICLE III

The Corporation is formed for the following purposes:

(1) To transact the following kinds of insurance business as defined in Paragraphs 1, 2 and 3 of subsection (a) of Section 1113 of the Insurance Law of the State of New York:

1. As authorized by paragraph (1) of Section 1113(a) of the Insurance Law of the State of New York, "life insurance," meaning every insurance upon the lives of human beings, and every insurance appertaining thereto, including the granting of endowment benefits, additional benefits in the event of death by accident, additional benefits to safeguard the contract from lapse, accelerated payments of part or all of the death benefit or a special surrender value upon (A) diagnosis of terminal illness defined as a life expectancy of twelve months or less, or (B) diagnosis of a medical condition requiring extraordinary medical care or treatment regardless of life expectancy, (C) certification by a licensed health care practitioner of any condition which requires continuous care for the remainder of the insured's life in an eligible facility or at home when the insured is chronically ill as defined by Section 7702(B) of the Internal Revenue Code and regulations thereunder, provided, the accelerated payments qualify under Section 101(g)(3) of the Internal Revenue Code and all the applicable sections of federal law in order to maintain favorable tax treatment or (D) certification by a licensed health care practitioner that the insured is chronically ill as defined by Section 7702(B) of the Internal Revenue Code and regulations thereunder, provided the accelerated payments qualify under Section 101(g)(3) of the Internal Revenue Code and all other applicable sections of federal law in order to maintain favorable tax treatment and the insurer that issues such policy is a qualified long term care insurance carrier under Section 4980c of the Internal Revenue Code, or provide a special surrender value, upon total and permanent disability of the insured, and optional modes of settlement of proceeds. "Life insurance" also includes additional benefits to safeguard the contract against lapse in the event of unemployment of the insured. Amounts paid the insurer for life insurance and proceeds applied under optional modes of settlement or under dividend options may be allocated by the insurer to one or more separate accounts pursuant to section four thousand two hundred forty of the Insurance Law of the State of New York;

2. As authorized by paragraph (2) of Section 1113(a) of the Insurance Law of the State of New York, "annuities," meaning all agreements to make periodical payments for a period certain or where the making or continuance of all or some of a series of such payments, or the amount of any such payment, depends upon the continuance of human life, except payments made under the authority of paragraph (1) above. Amounts paid the insurer to provide annuities and proceeds applied under optional modes of settlement or under dividend options may be allocated by the insurer to one or more separate accounts pursuant to section four thousand two hundred forty of the Insurance Law of the State of New York;

3. As authorized by paragraph (3) of Section 1113(a) of the Insurance Law of the State of New York, "accident and health insurance," meaning (i) insurance against death or personal injury by accident or by any specified kind or kinds of accident and insurance against sickness, ailment or bodily injury, including insurance providing disability benefits pursuant to article nine of the Workers' Compensation Law of the State of New York, except as specified in item (ii) hereof; and (ii) non-cancellable disability insurance, meaning insurance against disability resulting from sickness, ailment or bodily injury (but excluding insurance solely against accidental injury) under any contract which does not give the insurer the option to cancel or otherwise terminate the contract at or after one year from its effective date or renewal date.

(2) To do such other business as a stock life insurance company now is or hereafter may be permitted to do under the Insurance Law of the State of New York and for which the Corporation shall have the required capital and surplus.

ARTICLE IV

The amount of the capital shall be Two Million One Hundred Thousand Three Hundred And Fifty Dollars ($2,100,350) to consist of six thousand and one (6,001) shares of Capital Stock of the par value of Three Hundred And Fifty Dollars ($350) each.

ARTICLE V

A Board of no fewer than thirteen nor more than twenty-five Directors shall exercise the corporate powers. In no case shall the number of Directors be less than thirteen. The number of Directors shall be determined from time to time by a majority vote of the Shareholders.

ARTICLE VI

Section 1. The Directors shall be elected by the Shareholders, as prescribed by the laws of the State of New York or by by-laws not inconsistent with this charter or the laws of the State of New York. An election of Directors shall be held annually at the annual meeting of the Shareholders, which shall be held on the first Thursday in February of each year, or if such day is a holiday, on the next succeeding business day. The Shareholders by a majority vote at a meeting may remove any Directors with or without cause. Any Director may be removed by the Board of Directors for cause, at any time, or whenever such action is required by the Superintendent of Insurance of the State of New York.

Section 2. Whenever any vacancy or vacancies shall occur in the Board of Directors, a majority of the remaining members of the Board, at a meeting called for that purpose, or at any regular meeting, shall elect a Director or Directors to fill the vacancy or vacancies thus occasioned and each Director so elected shall serve until his or her successor is selected and is qualified. If, because of any vacancy or vacancies in the Board of Directors, the number of Directors shall be less than thirteen, the Corporation shall not for that reason be dissolved, but every Director shall continue to hold office and discharge his or her duties until his or her successor shall have been elected and qualified.

Section 3. Vacancies in any office may be filled for the remainder of the term in which the same shall occur by a majority vote of the Board of Directors. If there should be no remaining Directors, vacancies shall be filled by the Shareholders.

Section 4. At all times, the majority of Directors shall be citizens and residents of the United States and no fewer than three thereof shall be residents of the State of New York. No Director shall be less than eighteen years of age. At least one-third of the Directors shall be persons who are not officers or employees of the Corporation or of any entity controlling, controlled by, or under common control with the Corporation and who are not beneficial owners of a controlling interest in the voting stock of the Corporation or any such entity ("Outside Directors"). Directors need not be Shareholders.

ARTICLE VII

Section 1. The officers of the Corporation shall be a President, a Secretary and a Treasurer, and any other officer or officers as may be elected by the Board of Directors, as prescribed by by-laws not inconsistent with this Charter or the laws of the State of New York. Each Officer shall be elected annually by the Board of Directors at its first regular meeting following the annual meeting of Shareholders and shall hold office for a period of one year or until his or her successor shall be elected and qualified.

Section 2. In the event a vacancy occurs in the office of President, Secretary or Treasurer, the Board of Directors shall, at the earliest practicable date, elect a successor who shall hold office for the unexpired term of his or her predecessor. Any vacancy in any other office may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 3. Any officer may be removed at any time by the affirmative vote of not less than a majority of the entire Board of Directors.

Section 4. Except for the offices of President and Secretary, any number of offices may be held by the same person.

Section 5. The duties of the officers shall be those customarily pertaining to their respective offices or positions, elective or appointive, together with such other duties as may be prescribed by law or assigned by the Board of Directors.

ARTICLE VIII

Notwithstanding any other provision of this Charter, the Corporation may:

(a) with respect to any separate account registered with the Securities and Exchange Commission as a unit investment trust, exercise voting rights in connection with any securities of a regulated investment company registered under the Investment Company Act of 1940 and held in such separate account in accordance with instructions from persons having interests in such account ratably as determined by the Corporation;

(b) with respect to any separate account registered with the Securities and Exchange Commission as a management investment company, establish for such account a committee, board, or other body, the members of which may or may not be otherwise affiliated with the Corporation and may be elected to such a membership by the vote of persons having interests in such account ratably as determined by the Corporation; such committee, board or other body, may have the power, exercisable alone or in conjunction with others, to manage such separate account and the investment of its assets and to make such other provisions in respect of any such separate account as may be deemed appropriate to facilitate compliance with any Federal or State law now or hereafter in effect, subject, however, to any required approvals of regulatory agencies; and

(c) to the extent that the Corporation deems it necessary or desirable in order to comply with any applicable regulatory requirements, provide for persons having an interest in any separate account other voting and special rights and procedures for the conduct of the business of such account, including, without limitation, rights and procedures relating to investment policies, investment advisory and management services, selection of certified public accountants and other matters affecting the administration of such separate account.

ARTICLE IX

Alterations, amendments or restatements of this Charter may be made upon the approval of a majority of the entire Board of Directors and upon the consent of the holders of two-thirds of the outstanding shares of the Corporation. No such alteration, amendment or restatement shall be effective, however, unless its adoption and consent have been made in compliance with applicable provisions of the New York Insurance Law.

ARTICLE X

The duration of the corporate existence of the Corporation shall be perpetual.